UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

CIRCOR INTERNATIONAL, INC.

(Name of Subject Company)

CR ACQUISITION COMPANY

(Offeror)

CRANE CO.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

17273K109

(CUSIP Number of Class of Securities)

Anthony M. D’Iorio

Vice President, General Counsel and Secretary

100 First Stamford Place

Stamford, Connecticut 06902

(203) 363-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$998,704,752.00	$121,043.02

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) $48.00, the tender offer price, by (ii) 20,806,349 shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc. (“CIRCOR”), which includes (a) 19,901,725 Shares issued and outstanding as of July 8, 2019, as set forth in CIRCOR’s Schedule 14D-9 filed with the Securities and Exchange Commission on June 24, 2019, as subsequently amended on June 24, 2019, June 25, 2019, July 8, 2019 and July 11, 2019 (the “CIRCOR Schedule 14D-9”), plus (b) 729,667 stock options relating to the Shares outstanding as of July 8, 2019, as set forth in the CIRCOR Schedule 14D-9, plus (c) 300,064 restricted stock units relating to the Shares outstanding as of July 8, 2019, as set forth in the CIRCOR Schedule 14D-9, plus (d) 135,148 performance share units relating to the Shares outstanding as of July 8, 2019, as set forth in the CIRCOR Schedule 14D-9 and minus (e) 260,255 Shares owned, as of the date of this document, by Crane Co. and its subsidiaries.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by .0001212

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$113,493.68	Filing Party:	Crane Co. and CR Acquisition Company
Form or Registration No.:	Schedule TO-T (File No. 005-57061)	Date Filed:	June 17, 2019
Amount Previously Paid:	$13.28	Filing Party:	Crane Co. and CR Acquisition Company
Form or Registration No.:	Schedule TO-T (File No. 005-57061)	Date Filed:	June 24, 2019
Amount Previously Paid:	$7,567.13	Filing Party:	Crane Co. and CR Acquisition Company
Form or Registration No.:	Schedule TO-T (File No. 005-57061)	Date Filed:	July 8, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to Schedule TO (this “Amendment”) is filed by Crane Co., a Delaware corporation (“Crane”), and CR Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Crane, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2019 (together with any amendments or supplements thereto, the “Schedule TO”) by Crane and the Purchaser, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc., a Delaware corporation (“CIRCOR”), at $48.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, and which, together with the Offer to Purchase, collectively constitute the “Offer”). This Amendment is being filed on behalf of Crane and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated herein by reference in response to all of the items of the Schedule TO, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Items 1 through 11.

The Schedule TO is hereby amended and supplemented as follows:

1.

On July 22, 2019, Crane announced that the Offer has expired. The press release regarding this announcement is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference. The Offer expired at 12:00 midnight, New York City time, on Friday, July 19, 2019 (which was the end of the day on July 19, 2019). The Depositary has advised Crane that as of the expiration of the Offer, a total of 13,027,781 Shares were validly tendered into and not validly withdrawn from the Offer (including 393,225 Shares tendered by notice of guaranteed delivery but not yet delivered), representing, together with the Shares owned by Crane and its subsidiaries, approximately 66.77% of CIRCOR’s outstanding Shares. At the expiration of the Offer, certain conditions to the Offer were not satisfied and Crane and the Purchaser did not waive these conditions. No Shares were purchased by the Purchaser in the Offer, and Crane has instructed the Depositary to promptly return all Shares previously tendered and not withdrawn.

2.

In connection with the Offer, Crane entered into a commitment letter (the “Commitment Letter”) pursuant to which Wells Fargo Bank committed to provide the Acquisition Facility. In connection with the expiration of the Offer, the financing commitments under the Commitment Letter automatically terminated in accordance with the terms of the Commitment Letter. No early termination penalties were incurred.

3.	In Section 11 “Background of the Offer; Other Transactions with CIRCOR” of the Offer to Purchase, on page 30, the following is hereby added after the last paragraph of the section:

On July 22, 2019, Crane issued the below press release announcing that the Offer has expired. The Offer expired at 12:00 midnight, New York City time, on Friday, July 19, 2019 (which was the end of the day on July 19, 2019). The Depositary has advised Crane that as of the expiration of the Offer, a total of 13,027,781 Shares were validly tendered into and not validly withdrawn from the Offer (including 393,225 Shares tendered by notice of guaranteed delivery but not yet delivered), representing, together with the Shares owned by Crane and its subsidiaries, approximately 66.77% of CIRCOR’s outstanding Shares. At the expiration of the Offer, certain conditions to the Offer were not satisfied and Crane and the Purchaser did not waive these conditions. No Shares were purchased by the Purchaser in the Offer, and Crane has instructed the Depositary to promptly return all Shares previously tendered and not withdrawn:

Crane Co. Reports 66.77% of CIRCOR Shares Supporting Offer upon July 19 Tender Expiration

STAMFORD, Conn. July 22, 2019 - Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products, today reported on the results of its previously announced cash tender offer to acquire all outstanding shares of CIRCOR International, Inc. (NYSE: CIR) for $48 per share, which expired at 12:00 midnight, New York City Time, on July 19, 2019.

As of the expiration of the tender offer, a total of 13,027,781 CIRCOR shares had been validly tendered and not validly withdrawn from the tender offer (including 393,225 shares tendered by notice of guaranteed delivery but not yet delivered), representing, together with shares owned by Crane, approximately 66.77% of all CIRCOR shares issued and outstanding.

Max Mitchell, Crane Co. President and Chief Executive Officer, said: “We appreciate the overwhelming support we received from CIRCOR shareholders. Given this resounding result, it is hard for us to imagine how CIRCOR’s Board and management are not engaging with us to negotiate a transaction to deliver significant value to their shareholders.”

As of the expiration of the tender offer, certain conditions to the tender offer were not satisfied and Crane and CR Acquisition Company, a wholly owned subsidiary of Crane, did not waive these conditions. No CIRCOR shares were purchased by Crane or CR Acquisition Company in the tender offer, and Crane has instructed the depositary to promptly return all CIRCOR shares previously tendered and not withdrawn.

Advisors

Wells Fargo Securities is acting as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as legal advisor to Crane Co.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(F)	Press release issued by Crane on July 22, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2019

CRANE CO.

By:	/s/ Richard A. Maue

Name:	Richard A. Maue
Title:	Senior Vice President and Chief Financial Officer

CR ACQUISITION COMPANY

By:	/s/ Richard A. Maue

Name:	Richard A. Maue
Title:	Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 17, 2019.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of summary advertisement, dated June 17, 2019.*

(a)(5)(A)	Press release issued by Crane on June 17, 2019.*

(a)(5)(B)	Press release issued by Crane on June 25, 2019 (incorporated by reference to Exhibit 99.1 to Crane’s Current Report on Form 8-K filed with the SEC on June 25, 2019).*

(a)(5)(C)	Investor presentation, dated June 25, 2019 (incorporated by reference to Exhibit 99.2 to Crane’s Current Report on Form 8-K filed with the SEC on June 25, 2019).*

(a)(5)(D)	Press release issued by Crane on July 8, 2019.*

(a)(5)(E)	Press release issued by Crane on July 15, 2019.*

(a)(5)(F)	Press release issued by Crane on July 22, 2019.

(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.*

(b)(2)	$550 million 5-Year Revolving Credit Agreement, dated as of December 20, 2017 (incorporated by reference to Exhibit 10.1 to Crane’s Current Report on Form 8-K filed with the SEC on December 21, 2017) and described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

4